PMU News Release #10-02
TSX, NYSE Amex Symbol PMU

February 11, 2010

PACIFIC RIM MINING PROVIDES UPDATE ON EXPLORATION FOCUS
AND CAFTA PROCEEDINGS

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) provides the following update to shareholders. All references to “Pacific Rim” or “the Company” encompass the parent corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

ZAMORA-CERRO COLORADO PROJECT EXTENSION
An amendment to the Zamora-Cerro Colorado project option agreement was recently signed by the Company and the property vendors, Cerro Colorado S.A. de C.V. and Nycon Resources, Inc. This amendment provides for a deferral of the remaining Zamora-Cerro Colorado property payments (those scheduled for years 4 and 5 of the agreement), which consist of advance royalty payments to be made in cash or securities (see NR# 06-19 dated September 26, 2006) until the earlier of the date on which Pacific Rim receives confirmation that the Government of El Salvador (“GOES”) has granted a mining exploitation concession for the El Dorado project or February 11, 2015.

“The Zamora-Cerro Colorado project is a stellar exploration opportunity and an integral component of our Salvadoran portfolio,” states Tom Shrake, CEO, “but we simply can not justify any further expenditure on the project until the status of mining in El Salvador is clarified by the Salvadoran government. We are thrilled that the Zamora-Cerro Colorado property vendors value our involvement in the project and we look forward to resuming exploration work on Zamora-Cerro Colorado.”

EXPLORATION UPDATE
PacRim, PRES and DOREX ceased exploration work on the El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador in July 2008. A small core group of employees have been retained to maintain the projects and continue baseline environmental data collection.

Pacific Rim is applying its technical expertise on project generation efforts in jurisdictions outside El Salvador; countries with established mining industries and proven track records for foreign investment. The Company’s exploration team is currently applying their skills and competitive technical advantage in the hunt for high quality gold projects that meet its strategic plans of low environmental impact and low operating cost. Specific opportunities have been identified and are being pursued.

“The focus of Pacific Rim and its subsidiaries has shifted back to value creation through discovery”, states Tom Shrake, President and CEO. “We are proud of our track record of discovery, environmental stewardship and social responsibility, and of the many jobs we have created through the years for peoples of many nations. We look forward to our next discovery for the benefit of our shareholders, as well as the local people where we work.”

CAFTA
PacRim’s action under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) and the El Salvadoran Investment Law formally commenced on April 30, 2009, when PacRim filed its Notice of Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”), which is part of the World Bank. On November 18, 2009, a three-member Arbitral Tribunal was constituted to hear the case (see Pacific Rim news release #09-08).

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On January 4, 2010, the GOES filed preliminary objections to PacRim’s claims under CAFTA and El Salvador's Investment Law. Copies of the GOES’s filing and PacRim’s response to ICSID are available on Pacific Rim’s website (www.pacrim-mining.com). Under CAFTA Article 10.20, the Tribunal is to rule on the objections on an expedited schedule, has set a hearing on the objections for May 31 and June 1, 2010, and is expected to issue a ruling by September 2010. PacRim believes that El Salvador's objections are not only completely without merit, but are also frivolous, and that GOES filed them purely as an attempt to stall the arbitration proceedings. PacRim fully expects that the Tribunal will reject the objections and proceed with the arbitration claim.

DIALOGUE WITH THE GOVERNMENT OF EL SALVADOR
The Company was discouraged to hear public comments made on January 13, 2010 by President Mauricio Funes in which he voiced environmental concerns for mining; comments which were, in the Company’s opinion, groundless and ill-conceived. The Company had been encouraged by a series of meetings held in the fall of 2009 with the highest levels of President Funes’ cabinet and leadership from the ruling FMLN party to discuss the environmental, technical, economic and social aspects of the proposed El Dorado mine. During all of these meetings, the Company was encouraged by the positive reactions to the technical and environmental aspects of the mine.

El Salvador has mining laws, investment laws and environmental laws in place. PacRim has complied with if not exceeded all of the requirements of these laws. The actions and inactions of the GOES over the past years have severely eroded not only Pacific Rim’s market value, but also El Salvador’s reputation as a place for foreign investment. Before El Salvador can hope to attract the future foreign investment sorely needed in this time of economic crises, the country must demonstrate that it is willing to protect and enforce the rights of existing foreign investors.

ABOUT THE COMPANY
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s subsidiary PacRim is the owner of the high grade, vein-hosted El Dorado gold project in El Salvador. Through its subsidiaries, Pacific Rim owns several similar grassroots gold projects in El Salvador and the Company is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the outcome of any investigations into the Cabañas murders and other acts of violence against PacRim and/or its property and employees; the opportunity for and potential outcome of ongoing dialogue with the GOES aimed at resolving the El Dorado permit impasse; the outcome of ICSID’s ruling on the GOES’s preliminary objection filing to PacRim’s CAFTA claim and the continuation of the CAFTA claim; the outcome of PacRim’s CAFTA claim should it continue to completion; and the outcome of any new project due diligence. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.
The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com